CERTIFICATION OF ANNUAL FILINGS

I, Blaine Boerchers, Chief Financial Officer of Enterra Energy Corp., on behalf of Enterra Energy Trust, certify the following:

1.

Review: I have reviewed the annual information form (AIF) annual financial statements and annual management’s discussion and analysis (MD&A), including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Enterra Energy Trust (the “issuer”) for the financial year ended December 31, 2008.

2.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was make, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statement together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.

Responsibility: The issuers other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)

Designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.

Material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared: and

ii.

Information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation; and

(b)

Designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2

N/A

5.3

N/A

6.

Evaluation: The issuer’s other certifying officer(s) and I have

(a)

Evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at  the financial year end based on that evaluation; and

(b)

Evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

i.

Our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation.

ii.

N/A

7.

Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuers ICFR that occurred during the period beginning on October 1, 2008 and end on December 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.

Reporting to the issuer’s auditors and board of director or audit committee : The issuer’s other certifying officers(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that invoices managements or other employees who have a significant role in the issuer’s ICFR.

Date:   March 30, 2008

Signed   “Blaine Boerchers”

Blaine Boerchers

Chief Financial Officer

Enterra Energy Corp.